EXHIBIT 99.1

                      FORM OF LETTER TO BE SENT TO OFFEREES


____________, 2000


[Address]

Dear ________________:

         You are receiving this letter as a result of having exercised an option granted to you under the Company's 1993 Employee and Non-Employee Director Stock Option Plan (the "Plan"). Enclosed with this letter are:

   o A Plan Summary and Prospectus dated August 31, 2000, and a Supplement thereto dated _________, 2000
   o     A form of "Response to Repurchase Offer"
   o     A stamped, self-addressed return envelope

         You have been sent this material because your options were exercised prior to the filing by the Company of a registration statement with the Securities and Exchange Commission covering shares subject to purchase upon the exercise of options granted under the Plan. That filing has since been made. However, we are offering to repurchase the Robinson Nugent shares you acquired when you exercised your options ("Option Shares"), if you still hold those shares. If you have sold Option Shares at a loss, then we are offering to reimburse you for that loss.

         After carefully considering your circumstances, please complete and return to the Company the enclosed form of Response to Repurchase Offer. The following examples should help explain this Repurchase Offer and help you determine how best to complete the Response form.

Example 1

         In July 1999, Employee A was granted an option for 100 shares at $4.125 per share. The employee exercised the option with respect to 50 of these shares in August, 2000, and paid $206.25 (50 x $4.125) to cover the option price. The employee continues to own all of the shares. The employee can either keep the shares (that, as of October __, 2000 had a closing price on Nasdaq of $___ per share) or accept the Repurchase Offer and sell the shares to the Company for $4.125 per share. If the employee wants to accept the Repurchase Offer and sell the shares back to the Company, the employee would elect "Option #1" and sign, date and return the Response form along with the share certificates. If the employee elects to keep the shares, the employee would elect "Option #3" and sign, date and return the Response form.

Example 2

         In July 1994, Employee B was granted an option for 100 shares at $13 per share. The employee exercised the option with respect to all of these shares in December, 1999, and paid $1,300 (100 x $13) to cover the option price. The employee held the shares for several months. In March, 2000, the employee sold the shares on the open market for $12 per share, and received $1,200 (less any expenses of sale). This employee has a loss of $100 on the transaction. The Company will reimburse the employee for this loss. In order to be reimbursed by the Company, the employee needs to elect "Option #2" and sign, date and return the Response form along with documentation (such as a broker's confirmation) establishing the loss.

Example 3

         In July 1999, Employee C was granted an option for 100 shares at $4.125 per share. The employee exercised the option to purchase 50 of these shares in August, 2000, and paid $206.25 (50 x $4.125) to cover the option price. The employee then sold all of the shares at $14 per share. The employee made a profit of $493.75 (50 x $9.875) on the transaction. The employee no longer owns the shares, and has no loss to be reimbursed. Under these circumstances, the employee should elect "Option #3" and sign, date, and return the Response form.

         In the event you decide to accept this offer, and wish to sell your Option Shares back to the Company or to be reimbursed for a loss on the sale of Option Shares, please complete the enclosed response form indicating that you accept our offer, marking either Option # 1 or Option # 2, or both, as appropriate, and return the Response form, along with the stock certificate(s) for the shares that you wish to have repurchased, or documentation establishing the amount of any loss on a sale of the shares, to the Company in the return envelope provided. The Response form must be received at the Company prior to the close of business on ___________, 2000.

         Upon receipt of these documents, we will promptly forward to you the purchase price you paid for the shares, in cash, plus interest at the rate of 8% from the date on which you exercised your stock options, or we will promptly reimburse you for your loss, plus interest at the rate of 8% from the date of the sale transaction, as applicable.

         If you decide to retain your Option Shares and reject the Company's Repurchase Offer, please complete the response form indicating that you reject this offer and that you will retain your Option Shares, and return the form to the Company in the return envelope.

         Please note that a decision to accept this offer will not reinstate your previously exercised stock options. The offer is limited to the opportunity to repurchase your Option Shares on the terms outlined in this letter.

         If you have any questions with regard to this matter, please do not hesitate to contact the undersigned.

                                     Very truly yours,

                                     ROBINSON NUGENT, INC.


                                     By:
                                          --------------------------------------
                                          Larry W. Burke, President